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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  STATEMENT ON

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            GENERAL HOST CORPORATION
                           (Name of Subject Company)
                            CYRUS ACQUISITION CORP.
                                    (Bidder)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                     (CUSIP Number of Class of Securities)
                               DAVID P. SPALDING
                            CYRUS ACQUISITION CORP.
                          C/O THE CYPRESS GROUP L.L.C.
                        65 EAST 55TH STREET, 19TH FLOOR
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 705-0154
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE**
                         $183,438,074                                                      $36,688

* Based on the offer to purchase all of the outstanding shares of Common Stock (including the associated common stock purchase rights) of the Subject Company at a purchase price of $5.50 cash per share, 24,413,686 shares outstanding, 1,322,688 shares issuable upon the exercise of options outstanding and 7,616,003 shares issuable upon the conversion of all the Company's 8% Convertible Subordinated Notes Due 2002, in each case as represented by the Company as of November 2, 1997.

**  1/50 of 1% of Transaction Valuation.

/ /  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
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CUSIP NO.


1          NAMES OF REPORTING PERSONS: CYRUS ACQUISITION CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) / /
                                                                                              (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS
           AF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                      / /
           TO ITEM 2(e) OR 2(f)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,532,157*
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                   / /
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           6.3%*

10         TYPE OF REPORTING PERSON
           CO

* Beneficial ownership is based solely on the provisions of the Support Agreement, pursuant to which among other things, Harris J. Ashton, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, has agreed with the reporting person or its affiliates to tender the shares shown as beneficially owned in the Offer and to vote such shares in favor of the Merger, the Merger Agreement, or any of the other transactions contemplated by the Merger Agreement and against, among other things, any merger agreement or merger (other than the Merger Agreement and the Merger), or any other takeover proposal or Acquisition Proposal or other action which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, or would change in any manner the voting rights of the Common Stock. Capitalized terms have the meanings assigned thereto herein.

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    This Tender Offer Statement on Schedule 14D-1 relates to the offer by Cyrus
Acquisition Corp., a New York corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of General Host Corporation, a New York corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of March 7, 1990 (as amended, the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Bank, as rights agent (the "Rights Agent"), at a purchase price of $5.50 per Share (and associated Rights), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 11(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 11(a)(2).

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is General Host Corporation. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $1.00 per share, of the Company, and the associated common stock purchase rights. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Cypress") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

    (e) and (f) During the last five years, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons named in Section 8 of the Offer to Purchase or listed in Schedule I thereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Cypress") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8 of the Offer to Purchase, since January 31, 1994, there have been no transactions which would be required to be disclosed under this Item 3(a) between Purchaser or, to the best knowledge of Purchaser, any of the persons named in Section 8 of the Offer to Purchase or listed in Schedule I thereto and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Cypress"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Support Agreement") and
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 8, 10, 11 and 12 of the Offer to Purchase, since January 31, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under this

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Item 3(b) between Purchaser or, to the best knowledge of Purchaser, any of those persons named in Section 8 of the Offer to Purchase or listed in Schedule I thereto and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction, Section 6 ("Price Range of Shares; Dividends"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Support Agreement"),
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 14 ("Effect of the Offer on the Market for the Shares, NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Cypress") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and
Section 8 of the Offer to Purchase, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons named in Section 8 of the Offer to Purchase or listed in Schedule I thereto or any associate of Purchaser or any of the persons so named or listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

    (b) The information set forth in the Introduction and Section 11 ("The Merger Agreement; the Support Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and
Section 11 of the Offer to Purchase, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons or entities referred to above or any executive officer, director or subsidiary of any of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; the Support Agreement"),
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 10, 11, 12 and 17 of the Offer to Purchase, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons named in Section 8 of the Offer to Purchase or listed in Schedule I thereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Cypress") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("The Merger Agreement; the Support Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b)--(d) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase dated November 25, 1997.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5)Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published on November 25, 1997.

    (a)(8) Press Release issued by the Company and The Cypress Group L.L.C. on November 24, 1997.

    (c)(1) Agreement and Plan of Merger dated as of November 22, 1997 by and between Purchaser and the Company.

    (c)(2) Support Agreement dated as of November 22, 1997 between Purchaser and Harris J. Ashton.

    (d)  Not applicable.

    (e)  Not applicable.

    (f)  Not applicable.

    (g)(1) Commitment Letter dated November 21, 1997 to The Cypress Group L.L.C. from The Chase Manhattan Bank, Chase Securities Inc. and Goldman Sachs Credit Partners L.P.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                CYRUS ACQUISITION CORP.

                                By:  /s/ BAHRAM SHIRAZI
                                     -----------------------------------------
                                     Name: Bahram Shirazi
                                     Title: Vice President

Date: November 25, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                                         DESCRIPTION                                         PAGE NO.
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

 11(a)(1)    Offer to Purchase, dated November 25, 1997...............................................

 11(a)(2)    Letter of Transmittal....................................................................

 11(a)(3)    Notice of Guaranteed Delivery............................................................

 11(a)(4)    Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.................................................................................

 11(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.................................................................................

 11(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9....

 11(a)(7)    Summary Advertisement as published on November 25, 1997..................................

 11(a)(8)    Press Release issued by the Company and The Cypress Group L.L.C. on November 24, 1997....

 11(c)(1)    Agreement and Plan of Merger dated as of November 22, 1997 by and between Purchaser and the Company..............................................................................

 11(c)(2)    Support Agreement dated November 22, 1997 between Purchaser and Harris J. Ashton.........

 11(g)(1)    Commitment Letter dated November 21, 1997 to The Cypress Group L.L.C. from The Chase
             Manhattan Bank, Chase Securities Inc. and Goldman Sachs Credit Partners L.P.